UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 9, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

File No. 000-22427 - CF#30943

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        Heska Corporation submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2014.

        Based on representations by Heska Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.64   through December 31, 2023

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kevin O'Neil
        Deputy Secretary